EXHIBIT 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

Thirteen weeks ended August 26, 2007
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$250.6
Add/(deduct):
Fixed charges	82.1
Distributed income of equity method investees	5.5
Capitalized interest	(2.9)

Earnings available for fixed charges (a)	$335.3

Fixed charges:
Interest expense	$66.6
Capitalized interest	2.9
One third of rental expense (1)	12.6

Total fixed charges (b)	$82.1

Ratio of earnings to fixed charges (a/b)	4.1

(1)	Considered to be representative of interest factor in rental expense.

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